UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Regis Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

758932107

(CUSIP Number)

James Grosfeld
Torch BRC, LP
One Towne Square

Suite 1600

Southfield, MI 48076
(248) 827-1715

with a copy to:

Jeffrey H. Kuras
Honigman LLP
2290 First National Building

660 Woodward Avenue
Detroit, MI 48226
(313) 465-7446
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d - 1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Torch BRC, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,962,648
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,962,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,962,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%*

14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	This calculation is based on a total of 45,370,007 shares of the common stock of Regis Corporation (the “Issuer”) outstanding as of October 29, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Springhill Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,962,648
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,962,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,962,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	This calculation is based on a total of 45,370,007 shares of the common stock of the Issuer outstanding as of October 29, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 4, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS James Grosfeld Trust under Agreement dated December 16, 1988, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,962,648
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,962,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,962,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%*

14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	This calculation is based on a total of 45,370,007 shares of the common stock of the Issuer outstanding as of October 29, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 4, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS James Grosfeld

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,962,648
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,962,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,962,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%*

14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	This calculation is based on a total of 45,370,007 shares of the common stock of the Issuer outstanding as of October 29, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 4, 2021.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2021, by Daniel Beltzman, Gregory Smith, Birch Run Capital Advisors, LP, BRC Advisors GP, LLC, Walnut BRC, LP, New Walnut GP LLC, Torch BRC, LP, Springhill Investments LLC, James Grosfeld Trust under Agreement dated December 16, 1988, as amended, and James Grosfeld, as amended by Amendment No. 1 filed with the SEC on August 31, 2021, by Torch BRC, LP, Springhill Investments LLC, James Grosfeld Trust under Agreement dated December 16, 1988, as amended, and James Grosfeld.

This Amendment No. 2 is being filed to show the change in percentage of beneficial ownership held by the Reporting Persons as a result of the change in outstanding shares of the common stock of Regis Corporation (the “Issuer”) as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021. Except as specifically provided herein, this Amendment No. 2 does not modify any of the disclosure previously reported in the Schedule 13D, as amended.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 2 because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 5 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of Amendment No. 1 to Schedule 13D and any amendments thereto (the “Joint Filing Agreement”), a copy of which is included hereto as Exhibit 99.1.

ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this Amendment No. 2 relates is the common stock, par value $0.05 per share (the “Common Stock”) of the Issuer. The address of the principal executive offices of the Issuer is 3701 Wayzata Boulevard, Minneapolis, MN 55416.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons filing this Amendment No. 2 (collectively, the “Reporting Persons”) are:

1.     Torch BRC, LP, a Delaware limited partnership (“Torch BRC”)

2.     Springhill Investments LLC, a Delaware limited liability company (“Springhill”)

3.     James Grosfeld Trust under Agreement dated December 16, 1988, as amended, a Michigan Trust (the “Grosfeld Trust”); and

4.     James Grosfeld

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

One Towne Square, Suite 1600, Southfield, MI 48076.

(c) Each of the Reporting Persons is engaged in the business of investing. Torch’s principal business is investing in securities. Springhill’s principal business is serving as the general partner of Torch. Grosfeld Trust’s principal business is investing in securities, including serving as the sole member of Springhill. James Grosfeld’s principal business is investing in securities and Mr. Grosfeld serves as Trustee of Grosfeld Trust.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.  Torch – Delaware

2.  Springhill – Delaware

3.  Grosfeld Trust – Michigan

4.  James Grosfeld – United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D, as amended, is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. Such information is based on a total of 45,370,007 shares of the Common Stock outstanding as of October 29, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 4, 2021.

Torch holds 3,962,648 shares of Common Stock. As the general partner of Torch, Springhill may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch. As the sole member of Springhill, Grosfeld Trust may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch. As the Trustee of Grosfeld Trust, James Grosfeld may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch.

(c) There have been no transactions in securities of the Issuer by the Reporting Persons within the last 60 days or since the filing of the Amendment No. 1 on August 31, 2021.

(d) Items 5(a) and 5(b) above are incorporated herein by reference.

(e)            Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1: Joint Filing Agreement, dated as of August 31, 2021 (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 31, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated as of November 16, 2021

Torch BRC, LP

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:	Manager
Springhill Investments LLC, the General Partner

Springhill Investments, LLC

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:	Manager

James Grosfeld Trust under Agreement dated December 16, 1988, as amended

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:	Trustee

James Grosfeld

By:	/s/ James Grosfeld